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                              August 8, 2022

       Patrick McMahon
       Chief Executive Officer
       Public Co Management Corp
       9340 Wilshire Boulevard, Suite 203
       Beverly Hills, CA 90212

                                                        Re: Public Co
Management Corp
                                                            Amendment No. 1 to
Registration Statement on Form 10-12G
                                                            Filed July 25, 2022
                                                            File No. 000-50098

       Dear Mr. McMahon:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to prior comments refer to comments in our June 22, 2022 letter.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form 10 filed July 25, 2022

       Security Ownership of Certain Beneficial Owners and Management, page 18

   1. We partially reissue comment 2. Please include the shares Mr. McMahon beneficially owns through Black Hill
Inc. in the ownership table.
       Directors, Executive Officers, Promoters and Control Persons, page 19

   2. We note the disclosure on page 20 that "Our director, officer, control persons and promoters have not,
within the past five years, filed any bankruptcy petition, been convicted in or been
the subject of any pending criminal proceedings, or is any such person the subject or
any order, judgment or decree involving the violation of any state or federal securities
laws." Please provide such disclosure for the past 10 years, as required by Item 401(f) of
Regulation S-K.
 Patrick McMahon
Public Co Management Corp
August 8, 2022
Page 2
3. We reissue comment 4. We note the risk factor on page 11 and the general disclosure on page 20 about conflicts of interest. Please provide disclosure of the specific conflicts of interest, specifically identifying the business involvements of Mr. McMahon and
         Repository Services LLC that present a conflict of interest with this company.
Certain Relationships and Related Transactions and Director Independence, page
21

4. We note the revisions made in response to comment 7. It appears that the Obligation
         Extension Agreement between you and Specialty Capital Lenders LLC disclosed on page
         22 has not been filed as an exhibit. Please file that agreement as an exhibit as previously requested. In addition, please file the executed agreements for Exhibits 10.1, 10.2 and
         10.3.
Financial Statements and Notes, page 25

5. We reissue comment 8. Please provide an audit report covering the financial statements for the period ended September 30, 2020.
Note 5 - Related party transactions, page 36

6. We reissue comment 9. Expand your disclosure to describe the nature of the related party relationship(s) and related party transactions that occurred for all periods presented. In addition, Note 1 to the interim financial statements refers the reader to "Note 4. Related
         Party Transactions," but that note does not exist. Please reconcile this discrepancy.
Note 8 - Subsequent events, page 49

7. We note your response to comment 11 and revisions to page 37. Please disclose whether subsequent events were evaluated through the date that the financial statements were issued or if subsequent events were evaluated through the date that the financial
FirstName LastNamePatrick McMahon
       statements were available to be issued. We refer you to ASC 855-10-25-1A and 2 for
Comapany    NamePublic
       additional        Co Management
                  guidance.               Corp
                             The subsequent  events note for the interim
financial statements
Augustshould
        8, 2022bePage
                  revised
                      2 similarly.
FirstName LastName
 Patrick McMahon
FirstName   LastNamePatrick
Public Co Management   CorpMcMahon
Comapany
August      NamePublic Co Management Corp
        8, 2022
August
Page  3 8, 2022 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Peter McPhun at 202-551-3581 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Austin Wood at 202-551-5586 or Pam Howell at 202-551-3357 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:      Ron Stauber